FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

FSD Pharma Inc. (the "Company")

199 Bay Street

Suite 4000

Toronto, Ontario

M5L 1A9

Item 2  Date of Material Change

August 24, 2021

Item 3  News Release

A news release (the "News Release") describing the material change was issued by the Company through the facilities of Business Wire and subsequently filed on the SEDAR profile of the Company. A copy of the News Release is attached hereto as Schedule "A".

Item 4  Summary of Material Change

On August 24, 2021, the Company announced that it intended to terminate the Phase 2 clinical trial of ultra-micronized palmitoylethanolamide ("PEA"), or FSD-201, for use in treating COVID-19.

Item 5  Full Description of Material Change

The Company previously successfully completed a Phase 1 first-in-human safety and tolerability study for FSD-201 and the compound was found to be safe and to have no serious adverse side effects.  In June 2020, the United States Food and Drug Administration (the "FDA") approved the submission of an Investigational New Drug Application ("IND") for the use of FSD-201 to treat COVID-19 and in September 2020, a randomized, controlled, double-blind, multicenter Phase 2 clinical study was approved by the FDA. The Company is working to complete and publish these findings in the near future.

Following the May 14, 2021 annual general and special meeting of shareholders, the Company retained Bloom Burton Securities Inc. ("Bloom Burton") to undertake an audit of its Phase 2 clinical study to determine its viability and, more broadly, evaluate the general current commercial viability of FSD-201. In particular, the Company was concerned with the pace of progress in advancing the Phase 2 clinical study during a period in which COVID-19 treatments evolved significantly and competitive products were being successfully advanced. Bloom Burton recently reported its findings and the Company concluded that, while there are potential commercial opportunities for FSD-201, specifically the treatment of COVID-19 by FSD-201 is unlikely to be commercially viable. Based on this information, the Company has elected to terminate the current Phase 2 clinical study in order to concentrate its resources on more commercially viable opportunities.

Item 6  Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

Further information regarding the matters described in this report may be obtained from Anthony Durkacz, Co-Executive Chair of the Board of Directors of FSD Pharma Inc., who is knowledgeable about the details of this material change and may be contacted at 1-844-978-3540  or adurkacz@fsdpharma.com.

Item 9  Date of Report

August 31, 2020

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this material change report, contain forward-looking information (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the foregoing, this material change report contains Forward-Looking Statements pertaining to: the anticipated termination of its Phase 2 clinical trial program for the use of ultra-micronized palmitoylethanolamide ("PEA"), or FSD-201, for use in treating COVID-19 and the evaluation of the potential commercial viability of FSD 201.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: assumptions concerning the possible development of a commercially viable application for FSD 201 and obtaining regulatory approval for such application, as well as general financing, marketing, business and economic conditions. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) risks associated with the development of a new commercially viable pharmaceutical product (e.g., research and development risks, regulatory approval requirements and the risk of the development of competitive products); (ii) risks associated with early-stage drug development companies, including the need to access additional financing on acceptable terms and the need to attract and retain appropriate employees; (iii) general economic, market and business conditions; and (iv) risks associated with catastrophic events, such as an outbreak of a public health pandemic or other public health crises, including COVID-19. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable Canadian securities laws.

SCHEDULE "A"

FSD Pharma Inc. Announces Termination of FSD-201 Phase 2 Clinical Trial

However, will continue to evaluate other potential commercial opportunities with FSD-201

Toronto, Ontario, August 24, 2021 / Newsfile / - FSD Pharma Inc. (Nasdaq: HUGE) (CSE:HUGE) (FRA:0K9) (the "Company" or "FSD") announced today that it intends to terminate the Phase 2 clinical trial of ultra-micronized palmitoylethanolamide ("PEA"), or FSD-201, for use in treating COVID-19.

FSD-201 stabilizes mast cells and down-regulates the pro-inflammatory cytokines to effectuate an anti-inflammatory response; it is also known to target the CB2 receptors of the endocannabinoid system of the human body.

The Company has previously successfully completed a Phase 1 first-in-human safety and tolerability study for FSD-201 and the compound to be safe with no serious adverse side effects.  In June 2020, the United States Food and Drug Administration (the "FDA") approved the submission of an Investigational New Drug Application ("IND") for the use of FSD-201 to treat COVID-19 and in September 2020, a randomized, controlled, double-blind, multicenter Phase 2 clinical study was approved by the FDA.  The Company is working to complete and publish these findings in the near future.

As previously disclosed, following the May 14, 2021 annual general and special meeting of shareholders, the Company retained Bloom Burton Securities Inc. ("Bloom Burton") to undertake a review of its Phase 2 clinical program to assist the Company in determining its viability and, more broadly, evaluating the general current commercial viability of FSD-201. In particular, the Company was concerned with the pace of progress in advancing the Phase 2 clinical study during a period in which COVID-19 treatments evolved significantly and competitive products were being successfully advanced. Bloom Burton recently reported its findings and the Company concluded that, while there are potential commercial opportunities for FSD-201, specifically the treatment of COVID-19 by FSD-201 is unlikely to be commercially viable. Based on this information, the Company has elected to terminate the current Phase 2 clinical study in order to concentrate its resources on more commercially viable opportunities.

"We remain committed to fulfilling the strategic and operational goals outlined in our communications to shareholders prior to the May 14, 2021 shareholder meeting. Objectively evaluating the commercial viability of this Phase 2 study of FSD-201 was one of our immediate priorities. While we are disappointed that the Phase 2 study commenced under the Company's prior management was not productive, we are pleased that the independent review did support the belief that there are other viable commercial opportunities for FSD-201," said Zeeshan Saeed, the Company's President. "We will continue to explore these potential opportunities to advance the commercialization of FSD-201 and it's potential on the human endocannabinoid system," he added.

About FSD Pharma

FSD Pharma Inc. (www.fsdpharma.com) is a publicly-traded holding company.

FSD BioSciences, Inc., a wholly-owned subsidiary, is a specialty biotech pharmaceutical R&D company focused on developing multiple applications of its lead compound, ultramicro PEA by down-regulating the cytokines to effectuate an anti-inflammatory response.

Forward Looking Information

Certain statement contained herein are "forward-looking statements". Often, but not always, forward-looking statement can be identified by the use of words such as "plans", "expects", "expected", "scheduled", "estimates", "intends", "anticipates" or "believes", or variations of such words and phrases, or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements contained in this press release include the comments made with respect to the Company's clinical trial, the evaluation of the commercial viability of its principal drug compound, and the statements made by Zeeshan Saeed regarding the commercial opportunities the Company's principal drug compound and other commercial opportunities and fulfilling strategic and operational goals outlined in prior communications to shareholders. FSD cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

Contacts

For additional information, please contact:

Anthony Durkacz

1-844-978-3540

adurkacz@fsdpharma.com

Zeeshan Saeed

1-844-978-3540

zsaeed@fsdpharma.com